FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “BBVA Banco Frances reports consolidated fourth quarter earnings for fiscal year 2003” dated March 11, 2004

CONTACT:

María Elena Siburu de López Oliva

Investor Relations Manager

Phone: (5411) 4341 5035

E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

March 11, 2004

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2003

Executive summary

•	Net income for the fourth quarter of fiscal year 2003 registered a loss of $79.6 million, totaling a $276 million loss for the fiscal year 2003, which compares favorably to a $1.2 billion loss posted in 2002. It is important to note that while the loss in 2002 included significant charges stemming from a strong provisioning policy implemented by the Bank to protect itself against the negative effects of the crisis and from the impact of the conversion into pesos, the loss accounted for in 2003 is mainly explained by a decrease in Net financial income—derived from a fall in the CER index—coupled with charges restated to the deferred tax method.

•	A reduction in Provision for loan losses and in Administrative expenses during fiscal year 2003 more than offset the decrease in Net financial income and in Net income from services, leading to a 12.4% increase in the Operating income of the Bank. The drop in the CER index—from 41% in fiscal 2002 to 3.7% in fiscal year 2003—was the main cause leading to the reduction in Net financial income.

•	Last quarter earnings registered a positive operating result. The Bank experienced a change in trend stemming from the reestablishment of positive spread in the intermediation business, which added positively to the revenues from the transactional business.

•	As for efficiency, the Bank was able to partly offset the fall in fees related to credit operations with fees mostly related to the increase of transactional business, while reducing expenses through a strict cost control policy and the adjustment of its operating structure towards a leaner organization. Furthermore, it should be noted that figures of the previous fiscal year were restated to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the Instituto Nacional de Estadísticas y Censos (Argentine Statistics and Census Bureau, the “INDEC”). Excluding such restatement, the Net income from services of Banco Francés Argentina, would show only a slight decrease—1.5%—as compared to fiscal year 2002, while Administrative expenses would show a decrease of 7.3% over the same period.

•	BBVA Banco Francés is the largest private sector bank measured by deposits, with a 9.7% market share in private sector deposits as of December 31, 2003.

•	On the asset side, the Bank bolstered its lending activity to the private sector since the third quarter of fiscal year 2003 with short-term financing. The Bank’s credit activity focused mainly on personal loans and credit card financing in the retail segment and fostered financing through trusts to finance exports as well as short-term loans such as notes discounted and warrants in the corporate segment.

•	At the beginning of 2003 the Bank registered under Other Receivables (in the Tax Advance account) a taxable deferred asset of $366 million, which decreased $183 million during the fiscal year due to the reversal of certain temporary differences with its counterpart shown in Income Tax. During the fourth quarter the Bank provisioned 100% of the remaining balance of such asset.

Fourth quarter of fiscal year 2003

Following a four year recession period, the economy recovered during 2003. The GDP grew 7.7% during the first ninemonths of the year, led by tradable goods

The hike in commodity prices exported from Argentina, mainly soybeans, positively impacted trade balance. The 14% accumulated growth in exports, during the January-December period, is mainly related to an increase in prices (9%) and to a lesser extent to an increase in exported volume (5%). The fast recovery of imports (54%) is mainly due to the economic rebound and to the fall in the nominal exchange rate. Import growth was led by capital goods. In spite of the substantial improvement in the terms of trade recorded, the commercial surplus was slightly lower than that registered in the previous fiscal year, mainly due to the increase in imports in 2003.

Higher local demand did not impact prices mainly due to the excess installed capacity in the economy. The consumer price index for goods and services showed quite a different behavior, with a 3.7% increase for goods and services combined in 2003. Likewise, wholesale prices of tradable goods increased 2% during the same period.

In the Argentine financial market, the strong demand for pesos during 2003 helped to prevent a rise in inflation, in spite of the significant increase in the monetary base, mainly derived from Central Bank’s intervention. The curret account surplus together with a lower capital outflow led to an exchange balance that totaled US$ 6,219 million as of December 2003. While part of private sector foreign capital was used to pay back multilateral international debts, most of such capital resulted in an increase of the Central Bank’s international reserves. In such scenario, the excess money supply and the active intervention of the Central Bank led to the a slight appreciation of the peso from an exchange rate of $3.36/US$ as of December 2002 to $2.93/US$ as of December 2003.

Tax revenue increased by 43% during 2003, with improved tax enforcement and collections. Primary expenses increased by only 30%, mainly related to subsidy plans for heads of households (“Plan jefes/jefas de Hogar”), to the elimination of the 13% cut on public sector salaries and pensions previously in effect and to higher transfers to provinces. The public sector primary surplus reached $8,689 million, equivalent to 2.4% of the GDP, higher than the target accorded with the International Monetary Fund. The fiscal surplus equaled $1,806 million after interest payments in the amount of $6,883 million to multilateral financial organizations and new indebtedness incurred after Argentina’s default on its sovereign debt.

Following the economic recovery the conditions in the labor market improved significantly, showing a high employment/GDP elasticity. Due to changes in the methodology applied for measuring activity and employment level, the data is not strictly comparable to the information available for the previous year. The information published by INDEC, which was generated applying the new methodology shows a decrease in the unemployment rate from 20.8% in the last quarter of 2002 to 16.3% in the third quarter of 2003 (in both cases heads of household that receive a subsidy from the Argentine Government and render some kind of service in return, have been counted as employed)

The Business:

BBVA Banco Francés follows a universal banking strategy and aims to be a leader in each aspect of the business. The Bank’s strategy finds support in its strong corporate culture, which is centered in the Bank’s customers and its team, that distinguishes the Bank in its brand positioning. As a consequence of the crisis of 2002, the Bank redefined its business strategy concentrating its efforts on transactional business and adjusting its operating structure to become a leaner organization, until a rebound in economic growth would allow the Bank to resume its lending activity.

During the first semester of 2003 sales force remained active providing banking services including the management of means of payment (with emphasis on electronic means), insurance, the provision of bank accounts for transactional purposes and credit and debit cards. In the second half of 2003 the Bank has gradually resumed its lending activities through short term financing, such as overdrafts on demand accounts, personal loans and credit card financing in the retail segment and through notes discounted, working capital financing and investment-banking products, such as trustees, in the corporate segment.

The active commercial policy in transactional business ensured Banco Francés’s growth in customer base and deposits recovery, starting July 2002 when the trend changed and funds flowed back into the financial system. In late December 2003, Banco Francés ranked first in the amount of deposits among private banks in Argentina.

Presentation of Financial Information

It is important to note that:

•	following the devaluation of the peso and rise in inflation occured in 2002, on August 23, 2002, by communication “A” 3702, the Central Bank of Argentina required inflation adjustment in all financial statements with a restatement to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the INDEC. On April 8, 2003, the Central Bank, through communication “A” 3921, eliminated the inflation adjustment beginning March 1, 2003. Accordingly and for comparison purposes, information for the quarter ended December 31, 2002 was restated in constant pesos as of February 28, 2003.

•	all foreign currency transactions accounted for at a free exchange rate as of December 31 have been translated into pesos at the exchange rate of Ps. 2.933 = US$ 1.00 quoted by Banco de la Nación Argentina on that date.

•	This press release contains non-audited information that consolidates only the banking activities on a line by line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; Banco Francés’s stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except income per share, income per ADS and percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Net Financial Income	71,847	43,149	187,240	-66.51%	61.63%
Provision for loan losses	8,166	21,332	45,615	-61.72%	-82.10%
Net income from services	64,098	59,358	58,263	7.99%	10.02%
Administrative expenses	(141,005)	(130,941)	(225,346)	7.69%	-37.43%
Operating income	3,106	(7,102)	65,771	143.73%	95.28%
Income (loss) from equity investments	(20,855)	6,454	14,236	-423.13%	-246.49%
Income (loss) from Minority interests	2,146	534	6,355	301.87%	-66.23%
Other income/expenses	(63,493)	13,231	(338,449)	-579.88%	81.24%
Inflation adjustment	—	—	(15,069)	—	-100.00%
Income tax	(507)	(48,086)	317	98.95%	—
Net income for the period	(79,603)	(34,969)	(266,83)	-127.64%	-70.17%
Net income per share (2)	-0.22	-0.09	-1.27	-127.64%	-83.01%
Net income per ADS (3)	-0.65	-0.28	-3.82	-127.64%	-83.01%

(1)	Exchange rate: 2.9330 Ps. = 1 US$

(2)	Assumes 368,128,432 ordinary shares outstanding.

(3)	Each ADS represents three ordinary shares.

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Net income for the fourth quarter of fiscal year 2003 accounted for a $79.6 million loss as compared to a $35 million loss registered in the previous quarter. Operating income of the present quarter was positively affected by a $71.8 million Net financial income—in turn positively impacted by a lower cost of funds and the CVS accruing on certain mortgage, personal and pledge loans, which accrued interest rate during the fiscal year. Net income from services increased 8%, partly offsetting a 7.7% increase in Administrative expenses and slightly improving the efficiency ratio of the Bank. Furthermore, for the second quarter this year the operating result was positively impacted by the reversal of provisions related to the restructuring process of the non-performing loan portfolio.

The loss in Other income/expenses is mainly explained by the $46.8 million amortización charge for the loss derived from the payment of deposits under judicial injunctions and to provisions made to cover the balance of deferred tax registered under Other Receivables.

The loss accounted for in Income/loss from Equity Investments is mainly explained by the results of the Consolidar Group.

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Return on Average Assets (1)	-2.09%	-0.93%	-7.02%	-125.15%	70.22%
Return on Average Shareholders’ Equity (1)	-17.79%	-7.57%	-59.25%	-134.92%	69.98%
Net Fee Income as a % of Operating Income	47.15%	57.91%	23.73%	-18.58%	-98.68%
Net Fee Income as a % of Administrative Expenses	45.46%	45.33%	25.85%	0.28%	75.82%
Adm. Expenses as a % of Operating Income(2)	103.72%	127.74%	91.79%	-18.80%	-13.00%

(1)	Annualized

(2)	Adm. Expenses/Net financial income + Net income from services

Net financial Income:

It is important to bear in mind that the structural term and rate mismatch in assets and liabilities, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of CPI vis-a-vis interest rates and on the evolution of the exchange rate, given both a long CER adjusted position and a long foreign currency position. A significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER (mainly CPI) plus an interest rate, while most liabilities accrue interest at a fixed rate, except for certain discount loans granted to the Banco Francés by the Central Bank and a diminishing $1 billion portfolio of rescheduled deposits—CEDROS.

Through communication “A” 3941 the Central Bank established the matching, in term and rate, of bonds/loans granted to the Government with loans received from the Central Bank. Accordingly the CER positive position of the Bank was reduced by approximately $1.8 billion. As for the remaining positive position, the fall in interest rates during 2003 reduced the average cost of funds and reversed the negative spread of the first semester. The spread during the fourth quarter benefited from a fixed cost of funds—of 2.9%—more in line with the CER adjustment of the quarter—of 3.32%—to which accrued interest should be added. In the quarter ended September 30, 2003, the CER index was only 1.23% per annum.

Furthermore, as previously mentioned, the depreciation of the peso—0.76%—had a positive effect on Net Financial Income given the Bank’s long foreign currency position—aproximately US$ 131 million as of December 31, 2003.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Net Total Loans	7,596,676	7,528,605	8,504,255	0.90%	-10.67%
Advances	328,428	255,158	369,036	28.72%	-11.00%
Notes discounted and purchased	25,731	9,401	10,587	173.70%	143.05%
Consumer Mortgages	415,885	412,502	507,442	0.82%	-18.04%
Personal loans	104,411	97,863	191,442	6.69%	-45.46%
Credit cards	192,099	157,635	142,259	21.86%	35.03%
Secured with chattel mortgages	5,390	5,088	10,297	5.94%	-47.65%
Loans to financial sector	77,558	56,905	163,932	36.29%	-52.69%
Loans to public sector	3,934,954	4,038,221	4,463,104	-2.56%	-11.83%
Other	852,543	892,170	1,355,530	-4.44%	-37.11%
Unaccrued interest	(298)	(108)	(150)	175.93%	98.53%
Adjustment and accrued interest & exchange differences receivable	2,016,131	2,051,848	2,227,268	-1.74%	-9.48%
Less: Allowance for loan losses	(356,156)	(448,078)	(936,492)	-20.51%	-61.97%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

It is important to highlight the change in trend. This is the first quarter, after the very deep crisis of late 2001 and 2002, that the total loan portfolio has increased in every line of private sector loans, mainly overdrafts, notes discounted and credit card financing. Public sector loans offset part of this increase due to the exchange of provincial loans for guaranteed bonds. Total public sector, including CER adjustment and interest, decreased from $6.0 billion as of September 2003 to $5.9 billion as of December 2003. In accordance with decrees 1579/02 and 539/02 (Provincial debt restructuring regime), approximately $344 million in loans granted to provinces were exchanged for a peso-denominated

16-year guaranteed bond (Bono Garantizado Decreto 1579/02). Therefore the reduction in loan portfolio was compensated by the correspondent increase in public securities. The Bank’s total exposure to public sector amounted to approximately $9.3 billion as of December 31, 2003. The increase with respect to the previous quarter is related to the CER adjustment and a LEBAC portfolio (Central Bank’s Bills).

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of December 31, 2003, including repurchase agreement transactions. The increase in Total bond portfolio as compared to the previous quarter is mainly related to the aforementioned exchange of provincial loan portfolio for guaranteed bonds (Bonos Garantizado Decreto 1579/02), registered in Other fixed income securities. The decrease in Compensatory Bond as compared to the previous quarter is related to the sale of BODEN 2012 bonds accounted for in Cayman subsidiary, which generated a US$ 12.1 million loss. The increase in the trading account portfolio is related to a LEBAC portfolio (Central Bank’s Bills).

It should be noted that the Compensatory Bond (BODEN 2012) accounts only for 85% of total compensation—net of the already sold bond portfolio—, while the remaining 15% is registered in Other Banking Receivables. The Investment account includes External Bills of the Argentine Republic Series 74 for a total amount of US$ 202 million, restated in pesos at the exchange rate of $2.933/US$; these bonds have been included by the Government in the sovereign debt restructuring proposal. The remaining holdings were converted into pesos at the rate of $1.4/US$ and are being adjusted by CER.

	Quarter ended			% Change Qtr Ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Holdings	2,863,068	2,483,757	2,336,607	15.27%	22.53%
Trading	408,221	191,463	106,396	113.21%	283.68%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	149,879	149,375	95,688	0.34%	56.63%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,025,021	1,101,921	1,764,391	-6.98%	-41.91%
Other fixed income securities	1,279,947	1,040,998	370,132	22.95%	245.81%
Repurchase Agreements	557,270	553,090	682,172	0.76%	-18.31%
B.C.R.A. (reverse repo)	—	—	—	—	—
Trading (reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	557,270	553,090	682,172	0.76%	-18.31%
Trading (reverse repo)	—	—	—	—	—
Net Position	3,420,338	3,036,847	3,018,779	12.63%	13.30%
Trading	408,221	191,463	106,396	113.21%	283.68%
Investment Accounts	707,149	702,465	777,860	0.67%	-9.09%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,025,021	1,101,921	1,764,391	-6.98%	-41.91%
Other fixed income securities	1,279,947	1,040,998	370,132	22.95%	245.81%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Net Position as of December 2003 includes $ 308 million of Private Bonds

Income from Securities and short term investments

	Quarter ended			% Change Qtr Ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Income from securities and short-term investments	(21,267)	10,542	(27,344)	301.74%	-22.22%
Trading Accounts	2,397	1,957	1,942	-22.51%	23.43%
Investment Accounts	22	6,965	14,011	-99.68%	-99.84%
Compensatory bond	(31,838)	4,301	7,329	-840.23%	-534.42%
Other fixed income securities	8,151	(2,681)	(50,626)	404.06%	-116.10%
CER Adjustment	8,770	2,740	(107,372)	-220.08%	-108.17%
CER Adjustment—Trading Account	—	—	—	—	—
CER Adjustment—Investment Account	—	116	1,386	100.00%	-100.00%
CER Adjustment—Other Fixed Securities	8,770	2,624	(108,758)	-234.20%	-108.06%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Income from securities and short-term investments registered a $21.2 million loss as of December 31, 2003, as compared to a $10.5 million gain registered in the previous quarter mainly due to a loss of US$ 12.1 million stemming from the the sale of BODEN 2012 bonds—Compensatory bond—accounted for in the Cayman subsidiary and to a decrease in the Investment account. As for the investment portfolio, during September 2003, following the National Government restructuring proposal for sovereign debt, the Bank decided to stop computing the interest accrued on approximately US$202 million in External Bills of the Argentine Republic portfolio, Series 74.

Funding Sources:

	Quarter ended			% Change Qtr Ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Total Deposits	8,191,187	8,154,397	7,110,764	0.45%	15.19%
Current Accounts	2,263,190	2,008,198	1,408,971	12.70%	60.63%
Savings Accounts	1,167,438	950,394	547,001	22.84%	113.42%
Time Deposits	3,552,037	3,931,260	2,986,643	-9.65%	18.93%
Rescheduled deposits	1,043,539	1,138,411	1,978,624	-8.33%	-47.26%
Other	164,983	126,134	189,515	30.80%	-12.94%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

New deposits in the financial system continued on a positive trend (7% or $4.9 billion) while the aggregate amount of rescheduled portfolio continued to decline (-18% or -$1.1 billion). The Bank’s total deposits increased 0.45%, with an important change in the composition of demand and time deposits; while current accounts increased 12.7%, time deposits reduced by 10%. Because there was a liquidity excess, during the present quarter the Bank decided to lower the interest rates on wholesale deposits, lowering the average cost of funds. Savings accounts increased 22.8%, with an important increase in dollar-denominated savings accounts.

As compared to the same quarter of the previous fiscal year, Total deposits increased 15.2% ($1,079 million), mainly because of a more stable macroeonomic environment and the commercial efforts of Banco Francés to rebuild customer base and confidence. The 47.3% decrease in rescheduled deposits was more than offset by a 113.4% increase in savings accounts, while time deposits and current accounts showed an 18.9% and a 60.6% growth, respectively. The decrease of rescheduled deposits is related to the payment to depositors that obtained legal injunctions, to the reimbursement of rescheduled deposits according to Government regulations and to the exercise of the swap options launched by the Government.

The following chart shows the evolution of deposits in nominal terms in Argentina with a 19.4% increase as compared to the December 2002 quarter. As for last quarter, the 0.9% increase in deposits is mainly driven by current accounts and savings accounts, while time deposits decreased 9.5%.

	Quarter ended			% Change Qtr Ended 12/31/03 vs. Qtr ended
Nominal figures in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Total Deposits	7,641,716	7,573,639	6,397,752	0.90%	19.44%
Current Accounts	2,007,830	1,746,122	1,235,263	14.99%	62.54%
Savings Accounts	1,157,375	949,057	538,916	21.95%	114.76%
Time Deposits	3,264,648	3,609,095	2,444,323	-9.54%	33.56%
Rescheduled deposits—Cedros	688,511	767,919	1,441,131	-10.34%	-52.22%
Other	210,150	161,226	165,723	30.35%	26.81%
CER over Cedros	313,202	340,220	572,397	-7.94%	-45.28%

BBVA Banco Francés was the leading private sector bank measured by deposits with a 9.7% market share in private sector deposits as of December 31, 2003. As previously mentioned, during the present quarter, the Bank lowered the interest rates paid on wholesale deposits, which resulted in a slight decrease in market share.

Other Funding Sources:

	Quarter ended			% Change Qtr Ended 12/31/03 vs. Qtr ended
in $ thousands	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Lines from other banks	1,190,013	1,168,119	1,735,802	1.87%	-31.44%
Loans from Central Bank	1,826,546	1,826,315	1,800,183	0.01%	1.46%
Other loans from Central Bank	225,222	225,104	235,299	0.05%	-4.28%
Repo Agreements	307,945	305,603	351,152	0.77%	-12.30%
Negotiable Obligations	356,371	392,998	479,228	-9.32%	-25.64%
Subordinated Debt	68,077	136,627	145,011	-50.17%	-53.05%
Total other funding sources	3,974,174	4,054,766	4,746,665	-1.99%	-16.27%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Changes shown in the chart above are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received from the Central Bank during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of the necessary government bonds (BODEN 2012) to be delivered to depositors that participated in Swap II.

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 1.5% decrease in Other funding sources as compared to the previous quarter is explained by a 10%—US$ 13.5 million—decrease in negotiable obligations, the only outstanding senior debt of Banco Francés in the international markets. This is a US$135 million FRN—originally US$ 150 million—subscribed by a syndicate of international banks, which matured October 2003. According to current Central Bank’s regulations applicable to financial institutions such debt was restructured following the terms set forth by the Central Bank in order to obtain the necessary authorization for the payment of principal. The FRN was restructured for US$ 121.5 million, for an average term of almost four years and an average cost of 1.35% over Libor

Other dollar funding sources in US$ thousands	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Lines from other banks	404,314	400,978	515,894	0.83%	-21.63%
Negotiable Obligations	121,504	135,004	142,500	-10.00%	-14.73%
Repo agreements	104,993	104,982	104,416	0.01%	0.55%
Subordinated Debt	20,229	20,000	20,258	1.15%	-0.14%
Total other funding sources	651,041	660,964	783,069	-1.50%	-16.86%

Asset Quality:

The total non-performing loan portfolio decreased 9% as compared to the September 2003 quarter, mainly explained by a $16 million charge-off and the collection of non-performing loans. The non-performing ratio improved from 8.05% and 12.26% as of September 2003 and December 2002, respectively, to 7.37% as of the present quarter. The coverage ratio—Allowance for loan losses / Total non-performing loans—decreased from 69.8% as of September 2003 to 60.8% as of December 2003. In that respect, it should be noted that charge-offs are related to 100% provisioned loans with the consequent decrease in the coverage ratio.

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Nonaccrual loans (1)	586,232	641,963	1,157,542	-8.68%	-49.36%
Allowance for loan losses	356,156	448,078	936,492	-20.51%	-61.97%
Nonaccrual loans/net total loans	7.37%	8.05%	12.26%	-8.41%	-39.88%
Allowance for loan losses/nonaccrual loans	60.75%	69.80%	80.90%	-12.96%	-24.91%
Allowance for loan losses/net total loans	4.48%	5.62%	9.92%	-20.28%	-54.85%

(1)	Nonaccrual loans include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technological decision” according to the new Central Bank debtor classification system,

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Allowance for loan losses include $512 thousands provisions related to the FX difference of certain foreign trade loans still not converted into pesos

It is important to highlight that due to the severe 2002 crisis, certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 9.29% as of December 31, 2003, with a coverage ratio of 57.46%—on excluding provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos. Management believes the Bank has a conservative coverage of potential losses.

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Balance at the beginning of the quarter	552,734	612,607	1,285,140	-9.77%	-56.99%
Inflation adjustment related to provisions	—	—	18,442	—	—
Increase in constant currency	(8,166)	(21,332)	(45,614)	61.72%	-82.10%
Exchange difference — Foreign trade loans	(1)	(14,787)	(35,115)	—	-100.00%
Provision increase/decrease — Exchange rate difference	2,052	10,367	(38,031)	-80.21%	-105.40%
Decrease in constant currency	(120,883)	(34,121)	(149,062)	254.28%	-18.90%
Balance at the end of the quarter	425,736	552,734	1,035,759	-22.98%	-58.90%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

The Increase in constant currency stands for loan loss provisions accounted for during the quarter. The figure posted during the December 2003 quarter is mainly related to the reversal of loan loss provisions. As for Decrease in constant currency, this account is mainly explained by write-off of commercial loans together with the collection of non-performing loans.

Changes in provisions for exchange rate difference of foreign trade loans reflect the reversion of provisions accounted for, in the past, due to the conversion into pesos of certain foreign trade portfolio.

Income from services net of other operating expenses

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
Nominal figures in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Net income from services	64,098	59,358	58,263	7.99%	10.01%
Service charge income	77,088	70,346	67,708	9.58%	13.85%
Service charges on deposits accounts	30,093	29,087	24,814	3.46%	21.27%
Credit and operations	14,868	12,983	12,477	14.52%	19.16%
Insurance	2,839	2,626	1,998	8.13%	42.11%
Capital markets and securities activities	4,142	3,180	4,771	30.24%	-13.18%
Fees related to Foreign trade	5,344	4,833	5,048	10.58%	5.87%
Other fees	19,802	17,638	18,600	12.27%	6.46%
Services charge expense	(12,991)	(10,989)	(9,445)	18.22%	37.54%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Net income from Services increased 8.0 % and 10% as compared to the previous quarter and to the same quarter of previous fiscal year, respectively.

The Bank was able to capitalize the incipient economic recovery and increase in consumption through the transactional business, showing a steady increase in Net income from services. Once again we see fees related to genuine services, such as service charges on deposit accounts (3.5%), credit card fees (14.4%), fees related to capital market transactions (30.2%) and to the sales of insurance policies (8.1%) and other fees (12.3%), increasing as compared to the previous quarter, mainly due to a higher number of transactions

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of December 2003 such fees amounted to approximately $17.5 million, as compared to $16.3 million registered in the previous quarter. The Bank is currently offering dollar sale and purchase service through all of the branch and ATM network as well as Internet, to which the Bank added the sale and purchase of Euros through all the branches.

As previously mentioned, figures of previous fiscal year were restated using coefficients based on the general wholesale price index (WPI) published by the INDEC. Excluding such restatement, the Net income from services of Banco Francés Argentina, would show a slight decrease—1.5% - as compared to the previous fiscal year.

Administrative expense

Administrative expenses increased 7.7% as compared to September 2003, and decreased 37.4% as compared to December 2002.

The increase in Administrative expenses as compared to the previous quarter is mainly explained by higher Personnel expenses, related to the provisioning of the annual bonus, and by Advertising and Promotion due to marketing campaigns. Higher Organization and development expenses are mainly related to new IT developments.

	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
in $ thousands except percentages	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
Administrative expenses	(141,005)	(130,941)	(225,343)	7.69%	-37.43%
Personnel expenses	(67,855)	(59,977)	(60,606)	13.14%	11.96%
Electricity and Communications	(4,349)	(4,610)	(5,223)	-5.66%	-16.74%
Advertising and Promotion	(5,595)	(3,406)	(4,940)	64.27%	13.26%
Honoraries	(6,678)	(6,980)	(9,880)	-4.33%	-32.41%
Taxes	(4,135)	(4,420)	(5,793)	-6.45%	-28.62%
Organization and development expenses	(13,064)	(12,636)	(86,655)	3.39%	-84.92%
Amortizations	(10,464)	(11,222)	(23,812)	-6.75%	-56.06%
Other	(28,865)	(27,690)	(28,434)	4.24%	1.52%

Figures of December 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

The Bank is still highly committed to cost control and improved efficiency and maintains these goals for fiscal year 2004. As of December 31, 2003, the Bank had 3,762 employees—including consolidated companies in Argentina except for the Consolidar Group—and a network of 231 consumer branches, 27 branches specialized in middle market segment, plus 39 Credilogros offices and 2 VIP layouts.

The 37.4% decrease in Administrative expenses as compared to the same quarter of the previous fiscal year is mainly related to a strong fall in Organization and development expenses, which in December last year included costs related to the accumulated inflation adjustment on certain amortization expenses for the period January-December 2002.

As previously mentioned, figures of previous fiscal year were restated using coefficients based on the general wholesale price index (WPI) published by the INDEC. Excluding such restatement, Administrative expenses of Banco Francés Argentina, would show a decrease of 7.3% as compared to the previous fiscal year.

Other Income/expenses:

Other income/expenses for the fourth quarter of fiscal year 2003 accounted for a $63.5 million loss, as compared to a $13.2 million gain registered in the previous quarter and a $338.5 million loss registered in the December 2002 quarter. The decrease as compared to the previous quarter is related to provisions made to cover the balance of deferred tax registered under Other Receivables.

At the beginning of 2003 the Bank registered under Other Receivables (in the Tax Advance account) a taxable deferred asset of $366 million. However, during the present fiscal year, following the decrease in provisions and movements in accounts with a different accounting treatment for tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in registered deferred assets, which counterpart is shown in Income Tax—$183 million. On June 19, 2003, the Central Bank objected the application of the deferred tax method. Such accounting method has been established by General Accounting Principles Accepted in Argentina and is internationally recognized and applied. On June 26, 2003 the Board of Directors replied to the comments made by the Central Bank, indicating that, in the Bank’s opinion, current regulations did not prevent the application of the deferred tax method to reflect temporary differences between the accounting and fiscal results. Subsequently, on October 7, 2003, the Superintendency of Financial Institutions (“Superintendencia de Entidades Financieras y Cambiarias”), through resolution 118/03, confirmed the position taken in its letter dated June 19, 2003. The Bank provisioned 100% of the remaining balance of such asset.

Regarding the December 2002 quarter, the loss included provisions stemming from the refunding of deposits related to legal injunctions as well as provisions for other receivables and other allowances, which in turn included provisions for granted and unused financing—most of it related to large corporations—registered in memo accounts.

Income from equity investments

Income from equity investments sets forth net income from related companies which do not require consolidation. As previously mentioned the Consolidar Group is included in this account. As of December 31, 2003, for its stake in the Consolidar Group, the Bank registered a $19.7 million loss, as compared to a $5 million gain registered in the previous quarter.

Capitalization:

Communication “A” 3959 from the Central Bank established new regulations on capital requirements to come into effect beginning in January 2004:

•	minimum capital equal to 8% of risk assets, in accordance with Basile standards;

•	minimum 8% capital requirement on Public sector assets (bonds and loans);

•	suspension of increasing capital requirements on loans according to the interest rate level;

•	additional requirements for the inflation vis-a-vis interest rate mismatch;

•	definition of market risk and interest rate risk including the dollar and the CVS and CER indexes;

•	suspension of the application of the corrective factor—related to CAMEL analysis—until June 2004; and

•	adjustment of risk weightings in accordance with March 2003 changes on guarantees and Public sector assets.

Communication “A” 3986 from the Central Bank:

Definition of two corrective factors—“alfa 1” and “alfa 2”;

“alfa 1” temporarily reduces capital requirements on Public sector financing granted before May 31, 2003; and “alfa 2” temporarily reduces capital requirements related to interest rate risk.

The initial values for both corrective factors and the schedule are as follows:

Period	Alfa 1	Alfa 2
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75
January/December 2009	1.00

Additional information

in $ except percentages	Quarter ended			% Change Qtr ended 12/31/03 vs. Qtr ended
	12/31/03	09/30/03	12/31/02	09/30/03	12/31/02
—Exchange rate	2.9330	2.9110	3.3630	0.76%	-12.79%
—Quarterly CER adjustment (CPI)	0.83%	0.31%	2.46%	171.90%	-66.20%
—WPI (Base dec.-01: 100.22)	220.31	220.31	218.69	0.00%	0.74%

Recent development

1—By Resolution 354/2003 dated September 4, 2003, the B.C.R.A. requested the reformulation of the Bank’s regularization and strengthening plan. This reformulation process must address issues such as the adoption of measures enabling the enhancement of the Bank’s adjusted stockholders’ equity and the adjustment of technical ratios in relation to Communication “A” 3959 on Minimum Capital requirements in effect since January 1, 2004. On October 21, 2003, the Bank submitted a letter to the B.C.R.A. indicating some of the alternatives under analysis that would enable compliance with the regulations on Minimum Capital requirements and those related to the Bank’s adjusted stockholders’ equity on an individual basis. Following the analysis made by the technical staff of Banco Francés and the technical divisions of the B.C.R.A., on January 21, 2004, the Bank submitted the formal reformulation of the regularization and strengthening plan to the Central Bank, as required by the aforementioned resolution. The Board of Directors of the Bank considers that such reformulation plan will allow the Bank to fully comply with the Central Bank’s regulations. As of December 31, 2003 the approval of the Central Bank was pending.

During the previous fiscal year, Banco Francés had implemented a restructuring plan that contemplated aspects related to the compliance with minimum liquidity requirements and technical ratios, which had been affected by a liquidity crisis, legal measures adopted with respect to lawsuits and changes in the regulatory framework. Among other measures, such plan provided for the financial assistance of the major shareholder of the Bank, BBVA, and of the Central Bank, the sale of the Bank’s stake in its Uruguayan subsidiary, BBVA Uruguay, the launching of a rationalization plan and the capitalization of the Bank in approximately Ps.750 million.

2—On March 7, 2003, the B.C.R.A. issued Communication “A” 3889, effective May 1, 2003, establishing that the absolute value of the global position in foreign currency should not exceed 30% of the adjusted stockholders’ equity for the previous month. To comply with these limits, on May 15, 2002, the Bank submitted a plan to adapt to the regulation, which is currently pending approval by the B.C.R.A However, the Central Bank has not yet established any information requirements in this respect.

By means of the abovementioned Resolution 354/2003, the B.C.R.A. required the plan mentioned in the previous paragraph to be restructured and submitted with the reformulation of the regularization and strengthening plan, to be evaluated jointly.

The Bank has submitted to the B.C.R.A. the monthly technical ratios as required by the B.C.R.A. Although on a consolidated basis Banco Francés fully complies with regulations regarding ratios for minimum capital, spreading of credit risk, immobilized assets and the global foreign currency position, the Bank’s individual statements fall short of compliance. It should be mentioned that such shortfall had not amounted to any noncompliance with the B.C.R.A. through December 31, 2003.

Conference call: A conference call to discuss this fourth quarter earnings will be held on Friday, March 12, at 1:00 p.m. New York time—3:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2604 at least 5 minutes prior to our conference. Confirmation code: 492276. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

Figures of December 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Banco Francés S.A. and Subsidiaries (Grupo Consolidar: By the equity method)

	12/31/03	09/30/03	09/30/03	12/31/02
ASSETS
Cash and due from banks	1,543,132	1,797,089	1,134,676	999,434
Government Securities	2,562,742	2,152,303	1,832,656	2,021,689
—Investment account	1,174,901	1,251,296	1,589,442	1,860,084
—Trading account	313,733	100,160	101,341	2,497
—Unlisted	1,066,840	799,990	140,229	148,033
—Private Securities	7,268	857	1,644	11,074
Loans	7,596,676	7,528,605	8,197,106	8,504,255
—Advances and Promissory Notes	328,428	255,158	299,861	369,036
—Notes discounted and purchased	25,731	9,401	9,255	10,587
—Secured with mortgages	415,885	412,502	438,421	507,442
—Secured with chattel mortgages	5,390	5,088	6,130	10,297
—Personal loans	104,411	97,863	112,307	191,442
—Credit cards	192,099	157,635	133,622	142,259
—Loans to financial sector	77,558	56,905	69,274	163,932
—Loans to public sector	3,934,954	4,038,221	4,529,931	4,463,104
—Other	852,543	892,170	903,131	1,355,530
Less: Unaccrued interest	(298)	(108)	(138)	(150)
Plus: Accrued interest and exchange differences receivable	2,016,131	2,051,848	2,228,994	2,227,268
Less: Allowance for loan losses	(356,156)	(448,078)	(533,682)	(936,492)
Other banking receivables	1,589,511	1,588,556	1,557,725	1,709,539
—Compensatory bond	250,149	247,576	238,067	330,763
—Other banking receivables	1,408,942	1,445,636	1,398,583	1,478,044
—Less: provisions	(69,580)	(104,656)	(78,925)	(99,268)
Investments in other companies	229,030	250,791	244,849	234,709
Intangible assets	905,616	916,692	939,161	136,197
Other Assets	794,602	998,765	982,710	1,593,197

Total Assets	15,221,309	15,232,801	14,888,883	15,199,019

	12/31/03	09/30/03	09/30/03	12/31/02
LIABILITIES
Deposits	8,191,187	8,154,397	7,581,975	7,110,764
—Demand deposits	2,263,190	2,008,198	1,594,877	1,408,971
—Saving accounts	1,167,438	950,394	711,382	547,011
—Time deposits	3,552,037	3,931,260	3,941,199	2,986,643
—Rescheduled deposits	1,043,539	1,138,411	1,223,160	1,978,624
—Other deposits	164,983	126,134	111,357	189,515
Other banking liabilities	4,565,902	4,490,943	4,577,151	5,171,866
Other provisions	467,870	545,828	674,737	657,123
—Other contingencies	423,926	457,108	494,314	348,003
—Guarantees	43,944	88,720	180,423	309,120
Subordinated debt	68,077	76,627	74,793	85,631
Other liabilities	156,787	111,255	90,974	123,656
Minority interest	21,089	23,751	24,284	23,852

Total liabilities	13,470,912	13,402,801	13,023,914	13,172,893

Total stockholders’ equity	1,750,397	1,830,000	1,864,969	2,026,126

Total liabilities and stockholders’ equity	15,221,309	15,232,801	14,888,883	15,199,019

Figures of December 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Banco Francés S.A. and Subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/03	09/30/03	09/30/03	12/31/02
Financial Income	180,350	98,978	272,406	832,209
—Interest on Cash and Due from Banks	2,784	2,169	2,681	2,372
—Interest on Loans Granted to the Financial Sec.	167	(366)	607	800
—Interest on Overdraft	5,307	6,240	8,057	21,358
—Interest on Collateralized Loans	11,593	11,680	12,283	14,367
—Interest on Credit Card Loans	4,348	8,104	9,942	11,600
—Interest on Other Loans	24,475	36,956	32,617	47,608
—Income from securities and short-term investments	(21,267)	10,542	21,006	(27,343)
Investment account	3,008	3,093	6,324	1,955
Atuel Trustee	(7,107)	(6,280)	492	(24,917)
Trading Account	(17,168)	13,729	14,190	(4,382)
—Interest on Government guaranteed loans Decreet 1387/01	58,889	52,926	51,789	31,285
—From Other Banking receivables	1,626	1,393	1,916	2,277
—CER	58,480	25,302	51,820	140,866
—CVS	44,667	—	—	—
—Other	(10,719)	(55,968)	79,688	587,019
Financial Expenses	(108,503)	(55,829)	(321,161)	(644,970)
—Interest on Current Account Deposits	(4,014)	(4,728)	(5,182)	(10,797)
—Interest on Savings Account Deposits	(1,300)	(1,137)	(1,088)	(368)
—Interest on Time Deposits	(40,071)	(55,708)	(161,236)	(166,500)
—Interest on Other Banking Liabilities	(18,176)	(21,542)	(23,893)	(35,137)
—Mandatory contributions and taxes on interest income	(13,282)	(7,513)	(5,968)	(4,946)
—CER	(29,606)	(10,230)	(1,657)	137,237
—Other	(2,054)	45,029	(122,137)	(564,459)
Net financial income	71,847	43,149	(48,755)	187,240
Provision for loan losses	8,166	21,332	(15,534)	45,615
Income from services, net of other operating expenses	64,098	59,358	55,976	58,263
Inflation adjustment	—	—	—	(17,878)
Administrative expenses	(141,005)	(130,941)	(134,327)	(225,346)
—Personnel expenses	(67,855)	(59,977)	(60,565)	(60,606)
—Director’s and Syndic’s Fees	(57)	(58)	(136)	(161)
—Other Fees	(6,621)	(6,922)	(6,368)	(9,719)
—Advertising and Publicity	(5,595)	(3,406)	(4,863)	(4,940)
—Taxes other than income tax	(4,135)	(4,420)	(3,866)	(5,793)
—Other Operating Expenses	(47,903)	(47,346)	(49,991)	(135,194)
—Other	(8,839)	(8,812)	(8,538)	(8,932)
Inflation adjustment	—	—	—	1,010
Income (loss) from equity investments	(20,855)	6,454	2,658	14,236
Net other income	(63,493)	13,231	265,564	(338,449)
Inflation adjustment	—	—	—	1,800
Income (loss) from minority interest	2,146	534	631	6,355
Income before tax	(79,096)	13,117	126,213	(267,156)
Income tax	(507)	(48,086)	(133,435)	317

Net income	(79,603)	(34,969)	(7,222)	(266,838)

18

Figures of December 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 1.007408.

Banco Francés S.A. and Subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12/31/03	09/30/03	06/30/03	12/31/02
ASSETS
Cash and due from banks	1,639,154	1,867,043	1,199,862	1,050,084
Government Securities	3,042,451	2,400,157	2,032,464	2,239,859
Loans	8,336,352	8,242,454	8,911,616	9,281,979
Other banking receivables	1,611,034	1,570,706	1,565,267	1,711,761
Investments in other companies	42,630	45,438	44,496	40,798
Other assets	1,864,638	2,107,324	2,114,939	1,938,786

TOTAL ASSETS	16,536,259	16,233,122	15,868,644	16,263,267

	12/31/03	09/30/03	06/30/03	12/31/02
LIABILITIES
Deposits	8,078,216	7,912,715	7,336,280	6,919,727
Other banking liabilities	4,592,484	4,475,980	4,600,570	5,173,635
Other liabilities	1,954,129	1,841,701	1,895,756	1,979,267
Minority interest	161,033	172,726	171,069	164,512

TOTAL LIABILITIES	14,785,862	14,403,122	14,003,675	14,237,141

TOTAL STOCKHOLDERS’ EQUITY	1,750,397	1,830,000	1,864,969	2,026,126

STOCKHOLDERS’ EQUITY + LIABILITIES	16,536,259	16,233,122	15,868,644	16,263,267

	12/31/03	09/30/03	06/30/03	12/31/02
NET INCOME
Net Financial Income	119,982	70,982	(21,932)	226,760
Provision for loan losses	8,166	21,332	(15,534)	45,615
Net Income from Services	111,541	107,387	94,486	96,291
Inflation adjustment	–	–	–	(106,506)
Administrative expenses	(184,218)	(167,298)	(165,619)	(259,925)
Inflation adjustment	–	–	–	82,018
Net Other Income	(143,693)	(14,952)	237,666	(380,041)
Inflation adjustment	–	–	(1,367)	15,099
Income (loss) from minority interest	11,108	(2,733)	(927)	14,329

Income before tax	(77,114)	14,718	126,773	(266,361)

Income tax	(2,489)	(49,687)	(133,995)	(477)

Net income	(79,603)	(34,969)	(7,222)	(266,838)

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 11, 2004	By:	/s/ María Elena Siburu de López Oliva

Name: María Elena Siburu de López Oliva Title: Investor Relations Manager